SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2005

SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)

Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     Attached to the Registrant’s Form 6-K for the month of April 2005, and incorporated by reference herein, are the following press releases made by the Registrant:

1. Press Release dated April 12, 2005

2. Press Release dated April 26, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.

By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: April 26, 2005

MEDIA ADVISORY

Spectrum Signal Processing to Host 2005 First Quarter Results Conference Call and Live Audio Webcast

Burnaby, B.C., Canada – April 12, 2005 – Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) will release its first quarter results after market close on Tuesday, April 26th, 2005. At 1:30 pm Pacific / 4:30 pm Eastern time the same day, Pascal Spothelfer, Spectrum’s President & CEO, will host a conference call to discuss the financial results for the first quarter.

To access the Spectrum Conference Call:

Date: Tuesday, April 26, 2005

Time: 1:30 pm Pacific / 4:30 pm Eastern

Dial-in number: 1.800.387.6216. A replay of the call will be available from April 26, 2005 to May 17, 2005 and can be accessed by dialing 1.416.695.5800 followed by the access code 3149196#.

Web cast: The live audio web cast can be accessed on Spectrum’s web site at www.spectrumsignal.com The replay will be available on Spectrum’s web site until May 10, 2005.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.

This news release contains forward-looking statements related to the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™flexComm is a trademark of Spectrum Signal Processing Inc.

Spectrum Contact:
Brent Flichel
Investor Relations
Phone: 604.421.5422
E-mail: brent_flichel@spectrumsignal.com

F   O   R   •   I   M   M   E   D   I   A   T   E   •   R   E   L   E   A   S   E

Spectrum Signal Processing Reports First Quarter 2005 Results

Burnaby, B.C., Canada – April 26, 2005 – Spectrum Signal Processing Inc. today announced its financial results for its first quarter ended March 31, 2005. Spectrum reports all results in US dollars and in accordance with US GAAP. Key first quarter financial metrics include:

•	Revenue of $4.1 million;

•	Gross profit of $2.6 million, or 63% of revenue;

•	Net operating expenses of $2.9 million;

•	Net loss of $352,000, or $0.02 per share; and

•	A cash balance of $3.9 million at March 31, 2005.

“We have witnessed a significant change in our revenue composition over the past year,” stated Pascal Spothelfer, Spectrum’s President and CEO. “As anticipated, our packet-voice revenues have gradually declined while our wireless revenues have increased with the introduction of new products and services. Our wireless revenues increased by approximately $900,000 over our first quarter of 2004 and this quarter represented over 90% of our total revenues.”

“We also made strong strategic progress in our first quarter with the introduction of two application specific integrated development platforms,” Mr. Spothelfer added. “The first addresses electronic intelligence applications and the second targets satellite communications applications. Moreover, we continued our design-in progress with the announcement of three new design-ins, including one for our recently announced SDR-3000 MRDP; a rapid prototyping and development platform targeting military communications developers.”

FINANCIAL RESULTS

Revenues for the first quarter of 2005 were $4.1 million, a decrease of 11% compared to revenues of $4.6 million for the fourth quarter of 2004 and a decrease of 5% compared to revenues of $4.3 million for the first quarter of 2004.

Wireless revenues were $3.7 million for the first quarter of 2005, compared to wireless revenues of $4.2 million for the fourth quarter of 2004 and $2.8 million for the first quarter of 2004. Packet-voice revenues were $389,000 in the first quarter of 2005, down marginally from $416,000 in the fourth quarter of 2004. Packet-voice revenues were $1.5 million in the first quarter of 2004. The Company’s continued decline in packet-voice revenues is attributable to a decision by the company in January 2004 to cease all new development in its packet-voice product line. This decision was made in light of significant critical component supply risk and general market uncertainty pertaining to its packet-voice products. The Company expects its packet-voice product and service revenues to continue to decline over the course of 2005.

The company’s gross margin for the first quarter of 2005 was $2.6 million, or 63% of revenue, compared $2.8 million, or 61% of revenue, for the fourth quarter of 2004 and $2.5 million, or 58% of revenue, for the first quarter of 2004.

Operating expenses for the first quarter of 2005 were $2.9 million, compared to $2.5 million for the fourth quarter of 2004 and $4.8 million for the first quarter of 2004. Operating expenses increased quarter-over-quarter due to a $192,000 non-recurring distributor sales commission, a sales-related severance charge, the hiring of open US-based sales and engineering positions and foreign exchange impacts in the quarter. The first quarter sales-related severance charge is the result of a decision to move Spectrum’s North American sales leadership function from Canada to the United States. Operating expenses for the first quarter of 2005 also included a $248,000 expense offset recorded pursuant to the company’s funding agreement with Technologies Partnerships Canada (“TPC”). Operating expenses for the first quarter of 2004 included restructuring charges of $2.3 million, a restructuring-related capital asset write-down charge of $270,000 and a $640,000 expense offset recorded pursuant to the company’s research and development funding agreement with TPC.

Spectrum recorded a net loss of $352,000 for the first quarter of 2005, or $0.02 per share, compared to net earnings of $294,000, or $0.02 per share, for the fourth quarter of 2004 and a loss of $2.3 million, or $0.16 per share, for the first quarter of 2004.

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Spectrum’s cash position, net of bank indebtedness, at March 31, 2005 stood at $3.9 million, compared to $3.3 million at December 31, 2004.

OPERATIONAL HIGHLIGHTS

During the first quarter of 2005, Spectrum announced:

•	A design-in with an unnamed US defense contractor including an initial sale of two SDR-3000 MRDP platforms. The order is the first design-in for Spectrum’s flexComm™ SDR-3000 MRDP, a rapid-prototyping development platform designed for military communications applications. The customer will use the SDR-3000 MRDP platforms to conduct communications software testing related to the Software Communications Architecture (SCA);

•	A design-in with an unnamed international government defense agency which will use Spectrum’s flexComm HCDR-1002 platform for the development of a wideband communications intelligence application;

•	The availability of the flexComm SDR-2000 SRDP, a satellite communications (SATCOM) rapid-prototyping and development platform. This fully integrated “IF to Ethernet” commercial off-the-shelf software defined radio platform is designed for the rapid development and deployment of satellite ground stations supporting bi-directional communications with multiple remote terminals;

•	The availability of the flexComm SDR-2000 ERDP, an electronic intelligence (ELINT) rapid-prototyping and development platform. This fully integrated, commercial-off-the-shelf software defined radio platform is designed to promote the rapid development and deployment of intelligence systems targeting the intercept and processing of RADAR signals; and

•	A design-in with a leading European defense contractor for the development of a compact electronic warfare platform. The contractor will use Spectrum’s flexComm SDR-3000 software reconfigurable platform to provide advanced signal processing and transceiver functions in its next generation mobile ultrawideband jamming system.

CONFERENCE CALL INFORMATION

Spectrum will conduct a conference call and live audio webcast on April 26, 2005 at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed via telephone or audio web cast. The conference call dial-in number is 1.800.387.6216. The live audio web cast can be accessed on Spectrum’s web site at www.spectrumsignal.com. A conference call replay will be available via telephone from April 26, 2005 to May 17, 2005 and can be accessed by dialing 1.416.695.5800 followed by the access code 3149196#. A conference call replay via audio web cast will be available via Spectrum’s web site until May 10, 2005.

FORWARD-LOOKING SAFE HARBOUR STATEMENT

The statements by Pascal Spothelfer and the above statements contained in this Business Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: change in business strategy, liquidity and capital resources, reliance on significant customers, inflation and foreign exchange fluctuations, political, business and economic conditions, growth rates of the defense and commercial wireless markets, government budget cycles, changes in customer order patterns, the cost and availability of key components, successful contract negotiations, competitive factors, technology changes, the ability to successfully develop and market new products, the acceptance of new products, pricing pressures, and the ability to grow new defense and commercial wireless business. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Annual Report filed on Form 20-F with the Securities and Exchange Commission and with the British Columbia Securities Commission. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland, provides application engineering services and modified commercial-off-the-shelf platforms to

2

the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm product line is available at www.spectrumsignal.com.

TM flexComm is a trademark of Spectrum Signal Processing Inc.

SPECTRUM CONTACT

Brent Flichel
Business Media and Investor Relations
Tel: 604.421.5422
E-mail: brent_flichel@spectrumsignal.com

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Spectrum Signal Processing Inc.
Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America

	Three months ended March 31,
	2004	2005
	(Unaudited)	(Unaudited)
Sales	$4,280	$4,100
Cost of sales	1,803	1,535

	2,477	2,565
Expenses
Administrative	1,098	986
Sales and marketing	679	1,036
Research and development	308	722
Amortization	132	163
Write-down of capital assets	270	—
Restructuring charges	2,329	22

	4,816	2,929

Loss from operations	(2,339)	(364)
Other
Interest expense	9	—
Other income	—	(12)

	9	(12)

Net loss	(2,348)	(352)
Deficit, beginning of period	(19,953)	(21,545)

Deficit, end of period	$(22,301)	$(21,897)

Loss per share
Basic	$(0.16)	$(0.02)
Diluted	$(0.16)	$(0.02)
Weighted average shares
Basic	14,946,203	18,728,721
Diluted	14,946,203	18,728,721

Spectrum Signal Processing Inc.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America

	December 31,	March 31,
ASSETS	2004	2005
		(Unaudited)
Current assets
Cash and cash equivalents	$3,326	$3,948
Restricted cash	73	—
Trade receivables, net of allowance for doubtful accounts of $386 (2004 - $403)	3,736	3,412
Receivable from Technology Partnerships Canada	257	247
Inventories	1,784	1,466
Prepaid expenses	157	128

	9,333	9,201
Capital assets	1,370	1,374
Other assets	274	265

	$10,977	$10,840

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,770	$1,678
Accrued liabilities and other current liabilities	1,814	1,377
Deferred revenue	216	450

	3,800	3,505
Long-term obligations	905	884
Stockholders’ equity
Share capital
Authorized: 50,000,000 common shares, no par value Issued and outstanding: 18,805,849 (2004 - 18,369,644)	28,857	29,391
Additional paid-in capital	667	667
Warrants	114	111
Deficit	(21,545)	(21,897)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,821)

	6,272	6,451

	$10,977	$10,840

Spectrum Signal Processing Inc.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

	Three months ended March 31,
	2004	2005
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(2,348)	$(352)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities Amortization	133	172
Write-down of capital assets	270	—
Non-cash portion of restructuring charges	1,326	22
Changes in operating assets and liabilities
Restricted cash	(99)	73
Accounts receivable	(642)	334
Inventories	115	318
Prepaid expenses	(32)	29
Accounts payable	497	(92)
Accrued liabilities and other current liabilities	(236)	(480)
Deferred revenue	—	234

Net cash provided by (used for) operating activities	(1,016)	258

Cash flows from investing activities
Purchase of capital assets	(104)	(167)

Net cash used for investing activities	(104)	(167)

Cash flows from financing activities
Issue of shares from share purchase warrants, net of issue costs	—	531
Issue of shares for cash, net of issue costs	1,978	—

Net cash provided by financing activities	1,978	531

Net increase in cash and cash equivalents during
the period	858	622
Cash and cash equivalents, beginning of period	458	3,326

Cash and cash equivalents, end of period	$1,316	$3,948

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.